(Translation)

Articles of Association of

Globalink (Zhejiang) BioSciTech Company LTD.

Chapter I General Provisions

Article 1 In accordance with “the Foreign-Invested Enterprise Law of the People’s Republic of China”, “the Company Law of the People’s Republic of China” and other relevant laws and regulations, GLOBALIINK LTD (USA) intends to establish solely-invested Globalink (Zhejiang) BioSciTech Company Ltd (hereinafter “Foreign-Invested Company”) at #713, C4 Bldg., 299th Lane, Guanghua Road, Gaoxin District, Ningbo City, Zhejiang Province and formulates these Articles of Association of the Company for that purpose.

Article 2 The name of the Foreign-Invested Company is: Globalink (Zhejiang) BioSciTech Company Ltd.

The legal address of the Foreign-Invested Company is: #713, C4 Bldg., 299th Lane, Guanghua Road, Gaoxin District, Ningbo City, Zhejiang Province.

Article 3 The foreign investor’s name is: GLOBALINK, LTD

      (serial number:NV20061477007)

Legal address: 385E HASTINGS ROAD, VANCOUVER.BC. CANADA V5K 4S1

Nationality: American                    Authorized signatory: SHANG Xianguo

Article 4 The Foreign-Invested Company is a company with limited liabilities.

Article 5 The Foreign-Invested Company is a Chinese juridical person under the jurisdiction and protection of Chinese laws. All of its activities shall be conducted in compliance with Chinese laws, rules and relevant regulations.

Chapter II Purpose and Scope of Its Business

Article 6 The purpose of the Foreign-Invested Company is: by utilizing the investor’s sales market, its advanced technology and rich professional experience, produce and process various kinds of software, make the various kinds of products adaptable to the international market, attain the international level in order to bring about economic benefits satisfactory to the investors.

Article 7 The business scope of the Foreign-Invested Company is: development of biotechnology, biotechnology-related technical consultation, technical transfer and technical service; bioengineering research and technical development, development of agricultural technology, agricultural technology consultation, transfer and service; planting & cultivating Chinese herbal medicinal plants, research, production and sale of the effective ingredients of botanical extracts, sale of agricultural and sideline products; online wholesale and sale of dietary supplements. Runs the business of importing and exporting various types of goods and technologies, with the exception of those goods whose business operation is prohibited or restricted by the state.

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Article 10 The Foreign-Invested Company sells its products to the markets at home and abroad, 70% of its products will be sold abroad.

Chapter III Total Investment Amount and Registered Capital

Article 11 The total investment of the Foreign-Invested Company is 10 Million US dollars, its registered capital is 5 Million US dollars, which is to be injected therein by the investor with US dollar remittance.

Article 12 The Foreign-Invested Company’s registered capital shall be paid up in full prior to June 30, 2030.

Article 13 After the investor has paid its capital contribution shares, the Company shall grant to the shareholder(s) a signed capital contribution certificate, the main contents of which include: the name of the Foreign Invested-Company, its date of establishment, amount of capital contribution and date of granting the capital contribution certificate, etc.

Article 14 During the business operation period, the Foreign-Invested Company may not reduce the amount of registered capital amount.

Article 15 The increase of the Foreign-Invested Company’s registered capital or its transfer shall, upon a decision thereon made by the shareholder(s), be reported to the original approval & examination authority for approval and the Company shall go through the formalities for amendment of registration with the original registration authority.

Chapter IV Shareholder(s)

Article 16 The Foreign-Invested Company’s shareholder(s) is (are) the Company’s organ of authority.

Article 17 The shareholder(s) exercise(s) the following powers:

(1)	Determining the Foreign-Invested Company’s operational guidelines and investment plans;
(2)	Appointing and dismissing directors and supervisors, deciding on the matters relating to the remuneration to director and supervisors;
(3)	Examining and approving the Executive Director’s report;
(4)	Examining and approving the supervisor’s report;
(5)	Examining and approving the Foreign-Invested Company’s annual financial budget plan and final accounting plan’
(6)	Examining and approving the Foreign-Invested Company’s profit distribution plan and the plan to cover the losses;
(7)	Adopting resolutions relating to the increase or reduction of the Foreign-Invested Company’s registered capital;
(8)	Adopting resolutions relating to issuance of company bonds;
(9)	Adopting resolutions relating to merger, hiving-off, dissolution, liquidation of the Foreign-Invested Company or amendment of its form;
(10)	Amending the Foreign-Invested Company’s Articles of Association.

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Chapter V Executive Director

Article 18 The Foreign-Invested Company shall have one Executive Director, to be appointed by the shareholder(s). The Executive Director is the legal representative of the Foreign-Invested Company.

Article 19 The Executive Director shall be responsible to the shareholder(s) and exercise the following powers:

(1)	Reporting the work to the shareholder(s);
(2)	Implementing the resolutions of the shareholder(s);
(3)	Working out the Foreign-Invested Company’s business operation plans and investment plans;
(4)	Working out the Foreign-Invested Company’s annual financial budget plan and the final accounting plan;
(5)	Working out the Foreign-Invested Company’s profit distribution plan and the plan to cover the losses;
(6)	Working out the Foreign-Invested Company’s plan for increase or reduction of its registered capital and the plan for issuance of company bonds;
(7)	Working out the plan for the merge, hiving-off, dissolution, liquidation of the Joint Venture Company or amendment of its form;
(8)	Deciding on the setup of the Foreign-Invested Company’s internal administration organs;
(9)	Appointing or dismissing such senior officers of the Joint Venture Company as the General Manager, engineer-in-chief, chief accountant, auditor.
(10)	Formulating the Foreign Invested-Company’s basic management scheme.

Chapter VI Supervisors

Article 21 The Foreign-Invested Company shall have one supervisor, which is to be appointed by the shareholder(s) for a term of 3 years and upon expiration of his or her term, is reappointed by the shareholder(s).

Article 22 The supervisor exercise the following powers:

(1)	Examining the financial matters of the Foreign-Invested Company;
(2)	Supervising the behavior of the directors, managers and other officers when they are performing the duties of the Foreign-Invested Company and making suggestions for dismissal of those directors, managers and officers who violate the laws, administrative regulations, the Articles of Association of the Foreign-Invested Company or the shareholders’ resolutions;
(3)	When the behavior of the directors, managers or senior officers is detrimental to the interests of the Foreign-Invested Company, requesting them to rectify their behavior;
(4)	Making draft resolutions and proposals for the shareholders;
(5)	Filing lawsuits against the directors and officers in accordance with the Article 152 of the Company Law.

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Chapter VII Business Operation and Administration Structure

Article 23 The Foreign-Invested Company shall set up a business operation management organ composed of subordinate departments in charge of R & D, sale and administration.

Article 24 The Foreign-Invested Company shall have one General Manager, who is retained by the Executive Director, his or her term of office is 3 years.

Article 25 The General Manager is directly responsible for the Executive Director, he or she shall exercise the following powers.

(1)	Presiding over the Foreign-Invested Company’s work of production and business operation management, organizing the implementation of the director’s resolutions;
(2)	Organizing the implementation of the Foreign-Invested Company’s annual operation plan and investment plan;
(3)	Drawing up the Foreign-Invested Company’s internal administrative organizational setup;
(4)	Drawing up the Foreign-Invested Company’s basic management scheme;
(5)	Formulating the Foreign-Invested Company’s specific rules and regulations;
(6)	Making proposals for recruiting or dismissing the Foreign-Invested Company’s Deputy General Manager, chief engineer, chief accountant and auditor;
(7)	Making decisions on recruiting or dismissing management officers other than those who are retained or dismissed by the Executive Director.
(8)	Executing other powers authorized by the Executive Director.

Article 26 The Foreign-Invested Company shall recruit one chief engineer, one chief accountant and one auditor, with the permission of the shareholder(s), the General Manager shall have the right to recruit other employees. The said employee directly reports to the General Manager, the General Manager is responsible for the administration of the employees.

Article 27 The chief engineer shall be responsible for managing the Foreign-Invested Company’s daily matters related to engineering and technology.

Article 28 The chief accountant shall be responsible for exercising the leadership over the work of finance and accounting.

Article 29 The auditor shall be responsible for the Foreign-Invested Company’s financial auditing work and other accounting work.

Article 30 The Executive Director can concurrently assume the post of the General Manager, chief engineer, chief accountant, auditor or other senior management officer.

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Chapter VIII Finance and Accounting

Article 31 The financial affairs and accounting of the Foreign-Invested Company shall be handled in accordance with the “Accounting Rules and Regulations Foreign-Invested Enterprises” formulated by the Ministry of Finance of the People’s Republic of China.

Article 32 The accounting year of the Foreign-Invested Company shall follow the solar calendar each of which begins on January 1 and ends on December 31.

Article 33 All vouchers, account books and statements of the Foreign-Invested Company shall be made in Chinese.

Article 34 In principle, the Foreign-Invested Company has its accounts denominated in RMB. Where RMB is converted to other currencies, the conversion shall follow the exchange rate published by the State Administration of Foreign Exchange of the People’s Republic of China on the day whereon the conversion occurs.

Article 35 The Foreign-Invested Company shall open accounts of RMB or foreign currencies in the People’s Bank of China or in other banks approved by it.

Article 36 The Foreign-Invested Company’s bookkeeping shall follow the internationally-accepted accrual accounting system and the debit-credit method.

Article 37 Such items as hereinafter provided shall enter into the account books of the Foreign-Invested Company:

(1)	All cash income and expenditures of the Foreign-Invested Company;
(2)	All goods and materials sold or purchased;
(3)	The registered capital and debts of the Foreign-Invested Company;
(4)	Date of payment, increase and transfer of the registered capital of the Foreign-Invested Company.

Article 38 The Foreign-Invested Company’s finance department shall prepare a balance sheet and loss & profit statement for the previous accounting year within the first three months of each accounting year and have them examined and signed by the auditor for submitting them to be adopted by the shareholder(s).

Article 39 The term of depreciation of fixed assets of the Foreign-Invested Company shall be decided by the executive director pursuant to the “Detailed Rules for Implementing the Income Tax Law of Foreign-Invested Enterprises and Foreign Enterprises of the People’s Republic China”.

Article 40 All affairs pertaining to the foreign exchange of the Foreign-Invested Company shall be handled under the “Interim Regulations on Administration of Foreign Exchange of the People’s Republic of China”.

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Chapter VIII Tax and Profits

Article 41 The Foreign-Invested Company shall pay various kinds of taxes in accordance with the relevant Chinese laws, regulations and rules.

Article 42 The employees of the Foreign-Invested Company shall pay their personal income taxes in accordance with “the Personal Income Tax Law of the People’s Republic of China”.

Article 43 The Foreign-Invested Company shall, after paying income tax in accordance with Chinese Tax Law, set aside out of the profits remaining such sum or sums as it thinks proper for the reserve funds, the enterprise development fund and the welfare and employee-award fund, the rate of which shall be fixed by the executive director.

Article 44 No profits may be distributed unless the loss of the last accounting year has been recouped. The profits of last accounting year, if not distributed, may be distributed together with the distributable profits of this year.

Chapter IX Employees

Article 45 The affairs in respect of the recruitment, employment, dismissal, resignation, wage, welfare, labor insurance, labor protection, labor disciplines, etc. of the employees of the Foreign-Invested Company shall be handled in accordance with the “People’s Republic of China Regulation on Labor Management in the Sino-Foreign Equity Joint Venture Enterprises” and its Implementation Measures.

Article 46 The employees needed by the Foreign-Invested Company may be openly recruited on the recommendation or by the approval of the local labor department, they are, however, all subject to an examination and the enrollment shall be on the basis of competitive selection according to the candidates’ merits.

Article 47 The Foreign-Invested Company shall have the right to give a disciplinary warning to, record a demerit or reduce wages of any employee who violates the rules and regulations or labor disciplines of the Foreign-Invested Company, if the case is serious, such an employee may be dismissed. Where any employee is dismissed, the case shall be reported to the local labor & personal department for the record.

Article 48 The treatment and wages of the employees shall be determined by the Executive Director by reference to the relevant provisions in China and according to the specific circumstances of the Company and shall be specified in the labor contract.

The Foreign-Invested Company shall duly raise the wages of the employees taking account of the development of production and the improvement of employees’ professional ability and technical skills.

Article 49 The issues in respect of the welfare, premium, labor protection, labor insurance, etc. shall be covered in the various regulations by the Foreign-Invested Company, so as to ensure that the employees work in normal circumstances.

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Chapter XI Trade Unions

Article 50 The employees of the Foreign-Invested Company are entitled to establish a trade union to carry out activities under the provisions of the Trade Union Law of the People’s Republic of China.

Article 51 The trade union in the Foreign-Invested Company is for the benefit of the employees, the task thereof is: safeguarding the democratic rights and securing material benefits for the employees according to law, assisting the Foreign-Invested Company to arrange and properly make use of the funds in respect of welfare or awards, organizing employees to gather political, professional, scientific or technical knowledge and carry out literary, artistic and sport activities, educating employees to observe labor disciplines and make efforts to accomplish all economic tasks assigned by the Foreign-Invested Company.

Article 52 The trade union shall, on behalf of the employees, sign labor contracts with the Foreign-Invested Company and supervise the execution thereof.

Article 53 The leaders of the trade union has/have the privilege of attending the meetings discussing the development projects, production and business operation, etc. as (a) non-voting delegate(s) to present suggestions and demands of the employees.

Article 54 The trade union of the Foreign-Invested Company shall be involved in the mediation and conciliation of labor disputes.

Article 55 Every month, the Foreign-Invested Company shall earmark, at the rate of 2% of the total amount of the employees’ wages, sums of money as trade union funds. The trade union shall use these sums of money under the Regulations on Management of Trade Union Funds by the National Trade Union of China.

Chapter XII Applicable Laws

Article 56 The entering into, effect, interpretation, performance of these Articles of Association as well as the settlement of disputes thereof are governed by the laws of the People’s Republic of China.

Chapter XIII Insurance

Article 57 The Foreign-Invested Company’s various kinds of insurance coverage shall be furnished by the People’s Insurance Company of China, the risks to be insured, the insured value and insurance coverage period shall be determined by the Executive Director pursuant to the regulations of the People’s Insurance Company of China.

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Chapter XIV Term, Termination and Liquidation

Article 58 The term of the Foreign-Invested Company is 15 years, beginning from the day whereon the business license is issued.

Article 59 Where the Foreign-Invested Company decides to extend the time limit of business operation, the term of business operation may still not be extended unless by the resolution of the shareholder(s) a written application is submitted to the original examination & approval authority six months prior to the expiration of the term of business operation and is granted thereby. The registration shall be renewed at the original registration office.

Article 60 Where the investor thinks that the termination of the Foreign-Invested Company will be best beneficial, the Company may be terminated before the date of expiration.

    Where the Foreign-Invested Company terminates its business operation before the date of expiration, it requires the shareholder(s) to make a decision and submit the same to the original examination & approval authority for approval.

Article 61 The Foreign-Invested Company may be dissolved in any of the following circumstances:

(1)	Expiration of the term of the business operation or occurrence of the other causes for dissolution as stipulated by the Articles of Association of the Company ;
(2)	Dissolution by the shareholder(s) resolution;
(3)	Bankruptcy;
(4)	Its business license is revoked according to law, or being ordered to close or being cancelled;
(5)	Dissolution due to the merger or hiving-off the Company.

Where the circumstances cited in items of (2) and (3) occur regarding the Foreign-Invested Company, it shall make an application for termination and submit it to the original examination & approval authority for approval; the date whereon the examination & approval authority gives the approval shall be the date for the termination of the Company.

Article 62 Where the Foreign-Invested Company is to be dissolved pursuant to the items 1.2 and 4 of the Article 60, a liquidation committee shall be formed within 15 days from the date of occurrence of the causes for termination. The liquidation committee shall, within 10 days from the date of its formation, notify the creditors and shall, within 60 days, make a public announcement in the newspapers and shall, within 15 days from the date of issuance of the public announcement for termination, put forward the liquidation procedures, principles and nominate candidates for the liquidation committee and submit them to the examination & approval authority for examination and then conduct the liquidation.

Article 63 Where the Foreign-Invested Company terminates pursuant to the item (4) of the Article 60, the liquidation shall be conducted by reference to Chinese laws and regulations.

Article 64 The liquidation committee shall be composed of the members of the Board of Directors of the Foreign-Invested Company and it may also invite those China-certified accountants and lawyers to participate therein. The costs for liquidation shall be paid in priority out of the Foreign-Invested Company’s currently existing assets.

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Article 65 The liquidation committee shall exercise the following powers:

1.	Examine and check the assets of the Company, respectively work out the balance sheet and general inventory list;
2.	Notify the creditors by notices or public announcements;
3.	Dispose of the Company’s pending businesses that are related to the liquidation;
4.	Pay up the unpaid taxes and the taxes resulting from the liquidation process;
5.	Examine and check the debts and the creditors’ rights;
6.	Dispose of the remaining property pieces after the Company has paid up debts;
7.	Participate in the civil lawsuit-related activities on behalf of the Company.

Article 66 Before the Foreign-Invested Company has completed its liquidation, the investor may not remit the enterprise’s funds outward or take them out of China and also may not dispose of the Company’s assets by itself.

After the Foreign-Invested Company has completed its liquidation, its net asset value and that portion of remaining assets that exceeds the registered capital shall be deemed as the profits and should be subject to payment of income tax according to Chinese tax law.

Article 67 After the liquidation is completed, the Foreign-Invested Company shall go through the formalities for cancelling the registration with the industrial & commercial administration authority, turn in the business license and make a public announcement at the same time.

Article 68 When the Foreign-Invested Company conducts liquidation and disposal of its asseets, the Chinese enterprises or other economic entities have the preemptive right of purchase under the same conditions.

Chapter XV Rules and Regulations

Article 69 The rules and regulations of the Foreign-Invested Company made by the Executive Director include:

(1)	Business administration regulations, including those in respect of the functions and powers of all subordinate departments and work procedures;
(2)	Employees’ manuals
(3)	Labor and salary & wage regulations;
(4)	Regulations on employees’ attendance, promotion, reward and punishment;
(5)	Employees’ welfare regulations;
(6)	Financial accounting regulation;
(7)	Liquidation procedures where the Company is dissolved;
(8)	Other rules and regulations where necessary.

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Chapter XVI Supplementary Provisions

Article 70 Any modification of these Articles of Association shall be adopted by the shareholder(s) and be submitted to the original examination and approval authority for approval.

Article 71 These Articles of Association are written in Chinese.

Article 72 These Articles of Association must be subject to the approval of Economic Development Bureau of Ningbo New High Tech Zone of the People’s Republic of China.

Article 73 These Articles of Association are signed on August 5, 2015 in Ningbo, China.

Name of the investor: GLOBALINK. LTD.

(Seal)

                            M D Y

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